Exhibit (e)(3)

ScheringAG The Executive Board

Bayer AG

Management Board

Mr. Wenning

Mr. Kühn

51368 Leverkusen

March 23, 2006

(Brocade/6b2303_1)

Dear Mr. Wenning, dear Mr. Kühn,

On behalf of the Management Board of Schering AG (“Schering”), we would like to thank you for your letter dated March 23, 2006 where you expressed your interest in the acquisition of Schering by means of launching a public tender offer for all of the outstanding shares and American Depositary Shares of Schering. We hereby confirm that the proposal contained in your March 23, 2006 letter, including the attached term sheet for the tender offer, fully reflects our discussions concerning your contemplated tender offer (the “Tender Offer”).

In consideration for the receipt of your letter containing certain undertakings and for Bayer AG (“Bayer”) launching an offer, the Management Board of Schering would like to confirm the following:

The Management Board of Schering has reviewed the draft announcement prepared by Bayer and it welcomes the proposal from Bayer as it offers a strong future for Schering’s businesses and long-term future perspectives for Schering’s employees as well as offering compelling value for Schering’s shareholders.

Immediately upon Bayer’s announcement of its intention to launch the Tender Offer, Schering’s Management Board will issue a favourable statement to the public, including its intention to recommend the offer to Schering’s shareholders subject to evaluation of the final offer document in accordance with the legal obligations of Schering’s Management Board.

We will provide all information and other cooperation reasonably requested by Bayer in connection with the Tender Offer, the completion of the financing for the transaction and the securing by Bayer of all the necessary governmental, regulatory, or other approvals. To the extent legally permissible, we will also work with Bayer to plan for the integration of the two businesses following completion of the Tender Offer.

Postal address: Schering AG D-13342 Berlin, Germany For visitors: Müllerstr. 178, Berlin-Mitte www.schering.de	Executive Board: Hubertus Erlen (Chairman) Karin Dorrepaal, Ulrich Köstlin Rainer Metternich, Marc Rubin Jörg Spiekerkötter	Chairman of the Supervisory Board: Giuseppe Vita Registered seat: Berlin Trade register: AG Charlottenburg 93 HRB 283

The Management Board of Schering will issue the mandatory statement on the fairness (“Angemessenheit”) of Bayer’s offer under sec. 27 WpÜG without undue delay after Bayer has published its tender offer document.

We will not solicit or encourage and will use all reasonable efforts to ensure that Schering and its representatives will not solicit or encourage alternative acquisition proposals from any party other than Bayer and its affiliates.

If Schering receives an alternative acquisition proposal from another party we will inform Bayer immediately thereof, about the identity of such potential bidder and, if already suggested, the terms of such offer and any development of discussions with such third party.

If such other party launches a competing offer, the Management Board of Schering will not recommend such competing offer to its shareholders unless based on advice from Schering’s financial and legal advisors and having regard to all aspects to be considered by the Management Board, it determines that the competing offer is superior to the Tender Offer. Well in advance of any decision to support a superior competing offer, we will afford Bayer reasonable opportunity to respond to it by modifying its own offer. If Bayer modifies its offer in a way that the Management Board of Schering, exercising its fiduciary duty to Schering and its shareholders, determines that the competing offer is no longer superior, then the Management Board of Schering will re-affirm its recommendation of Bayer’s offer by way of public announcement.

Until completion of the transaction or until the Management Board of Schering changes its recommendation to the shareholders, Schering will continue to operate its business in the ordinary course and refrain from any actions frustrating the Tender Offer; in particular we will not undertake any material acquisitions or divestitures or measures affecting its share capital. Schering’s Management Board will not support any motion in Schering’s AGM on April 19 to pay a dividend of more than EURO 1.20 per share, and not allow any similar distribution.

We will closely coordinate our activities with Bayer with regard to public announcements, advertisements and other measures aimed at winning public and political support for the transaction.

With best regards,

Schering Aktiengesellschaft

Dr. Hubertus Erlen	Dr. Karin Dorrepaal	Dr. Ulrich Köstlin

Prof. Dr. Rainer Metternich	Marc Rubin M.D.	Dr. Jörg Spiekerkötter